Exhibit A

Husky Energy Files Base Shelf Prospectus

Calgary, Alberta (February 24, 2015) – Husky Energy Inc. has filed a final Short Form Base Shelf Prospectus with applicable securities regulators in each of the provinces of Canada, effective February 23, 2015.

The Shelf Prospectus will enable Husky to offer up to $3 billion of various financial securities in Canada until March 22, 2017. This filing renews a similar Shelf Prospectus filed in 2012 and provides Husky with the ability to efficiently access capital markets and enhance liquidity and financial flexibility.

During the 25-month period that the Shelf Prospectus remains effective, the nature, size and timing of any financings would be dependent on Husky’s assessment of its requirements for funding and general market conditions. At the time any securities covered by the Shelf Prospectus are offered for sale, a prospectus supplement containing specific information regarding the terms of the securities being offered would be provided.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Securities in any jurisdiction. This news release is not an offer for sale within the United States of any Securities or other securities of Husky Energy. Any offering of Securities of Husky Energy will not be registered under the U.S. Securities Act and any Securities may not be offered or sold in the United States absent registration under U.S. securities laws or an applicable exemption from registration under such laws. These Securities may not be sold in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Kim Guttormson Media Relations Coordinator Husky Energy Inc. 403-298-7088